Exhibit 1

Operating and Financial Review for the period ended 30 June 2017

Six months ended June 2017 compared with six months ended June 2016

Introduction

Certain Non-GAAP measures included in this operating and financial review have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline PBIT (Profit Before Interest and Taxation), net sales margin, headline PBT (Profit Before Taxation), headline EBITDA (Earnings before Interest, Taxation, Depreciation and Amortisation), headline operating costs, billings, estimated net new billings, free cash flow, and net debt and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 11 to 15.

Management believes that these measures are both useful and necessary to present herein because they are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Review of Group results

Revenues

Billings were up 6.3% at £26.906 billion, and down 4.7% in constant currency. Estimated net new business billings of $4.246 billion were won in the first half of the year, a return to a strong performance, once again, against $2.992 billion in the same period last year. Generally, the Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, including several very large industry-leading advertising, media and digital assignments.

Revenue was up 13.3% at £7.404 billion. Revenue on a constant currency basis was up 1.9% compared with last year, the difference reflecting the continuing weakness of the pound sterling against the US dollar, the euro and other major currencies.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenue was down 0.3% in the first half, with net sales down 0.5%, with the gap compared to revenue growth reversing in the second quarter, as the impact of the Group’s investment in technology had an increasingly positive impact on net sales and as data investment management direct costs reduced. In the second quarter, like-for-like revenue was down 0.8%, lower than the first quarter’s growth of 0.2%, giving -0.3% for the first half, with net sales weaker at -1.7%, following +0.8% in the first quarter, giving -0.5% for the first half, against strong comparatives of 4.3% and 3.8% for revenue and net sales respectively, in the first half of 2016.

Global GDP growth remains muted in the nominal range 3.0%-3.5%, impacted by global socio-political issues, with significant top-line like-for-like growth amongst the S&P 500, for example, being virtually confined to the technology sectors and some above trend growth amongst HMOs in the pharmaceutical sector. With little inflation and, therefore, limited pricing power there is considerable focus on cost by client financial and procurement functions. These trends, that have been in place for much of the period since the Lehman crisis in 2008, have been increasingly reinforced more recently by technological disruption, cheap money, activist investors and zero-based budgeting models, which focus incumbents on short-term profitability and cost control. As a result, for example, fast moving consumer goods or consumer packaged goods have been under consistent pressure in particular, sectors which account for approximately one-third of the Group’s revenue. All this has resulted in spending cuts, which, in turn, have produced little if any volume gains. In the long-term, this has resulted or will result in a further reduction in numbers of consumers or users, a serious warning sign that we believe will be countered in due course through increased marketing investment spending.

Operating profitability

Profit before interest and taxation was up 37.6% to £784 million. Headline EBITDA was up 14.2% to £1.016 billion, passing £1 billion for the first time in a half-year, up 1.7% in constant currency. Headline PBIT was up 14.7% to £882 million from £769 million, up 1.9% in constant currency. As has been noted before, our profitability tends to be more skewed to the second half of the year compared with some of our competitors.

Net sales margins were up 0.2 margin points at 13.9%, flat in constant currency, and up 0.1 margin points on a like-for-like basis. Continued client pressure on costs and spending, particularly amongst packaged goods clients, was a significant element in keeping the Group’s net sales margin flat in constant currency in the first half, and below the Group’s full year margin objective of 0.3 margin points improvement on a constant currency basis.

Given the significance of data investment management revenue to the Group, with none of our direct parent company competitors significantly present in that sector, net sales remain a much more meaningful measure of competitive comparative top line and margin performance. Net sales is a more appropriate measure because data investment management revenue includes pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection becomes more efficient. In addition, the Group’s media investment management sub-sector is increasingly buying digital media as principal and as a result, the subsequent billings to clients have to be accounted for as revenue, as well as billings. Thus, revenue and revenue growth rates will tend to increase, although net sales and net sales growth will remain unaffected and the latter will present a clearer picture of underlying performance. Because of these two significant factors, the Group, whilst continuing to report revenue and revenue growth, focuses even more on net sales and the net sales margin.

Net sales margins, before all incentives, were 15.5%, down 0.4 margin points, compared with 15.9% last year. The Group’s staff costs to net sales ratio, including incentives, rose by 0.3 margin points to 65.7% compared with 65.4% in the first half of 2016. As noted above, in part this reflects the net sales deterioration in quarter two, with limited ability to quickly adjust the fixed cost base, although staff numbers have been reasonably well controlled, with average headcount, including acquisitions, rising 2.4% compared with the increase in constant currency net sales of 2.2%.

Operating costs

Operating costs increased by 11.9% and were up by 1.0% in constant currency. In the first half of 2017, headline operating costs increased by 14.0% and were up by 2.5% in constant currency, compared with net sales up 13.7% and constant currency net sales growth of 2.2%. Staff costs, excluding all incentives, were up 0.8 margin points at 64.0% of net sales and up 0.9 margin points in constant currency. Incentive costs amounted to £104.4 million or 11.1% of headline PBIT before incentives and share of results of associates (excluding exceptional gains/losses), compared to £121.6 million last year, or 14.0%, a decrease of £17.2 million or 14.1%. Target incentive funding is set at 15% of headline PBIT, before bonus and share of results of associates (excluding exceptional gains/losses), maximum at 20% and in some instances super-maximum at 25%. Severance costs were £34.5 million versus £29.7 million for the same period last year. Variable staff costs were 6.1% of revenue and 7.1% of net sales, at the higher end of historical ranges. Further improvement has been made in reducing the proportion of non-staff costs to net sales, including establishment, personal, commercial and office costs, with the non-staff costs ratio improving 0.2 margin points on a reportable basis and 0.1 margin points on a constant currency basis. Contribution from share of results of associates (excluding exceptional gains/losses) improved net sales margins by 0.4 margin points and 0.3 margin points in constant currency.

On a like-for-like basis, the average number of people in the Group, excluding associates, was 134,387 in the first half of the year, compared to 135,646 in the same period last year, a decrease of 0.9%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2017 was 133,931, down 1.8% compared to 136,406 at 30 June 2016. Since 1 January 2017, on a like-for-like basis, the number of people in the Group has decreased by 1.0% or over 1,400 at 30 June 2017, reflecting the continued caution by the Group’s operating companies in hiring and the usual seasonality of a relatively smaller absolute first half in comparison to the second half. On the same basis revenue decreased 0.3%, with net sales down 0.5%.

Exceptional gains and investment write-downs

In the first half of 2017, net exceptional losses amounted to £0.3 million, primarily relating to the Group’s share of net exceptional gains of associates, offset by restructuring costs. This compares with net exceptional losses in the first half of 2016 of £121.6 million, relating primarily to the write down of the Group’s investment in comScore.

Interest and taxes

Net finance costs, finance income less finance costs (excluding the revaluation of financial instruments), were £88.6 million compared to £79.0 million in the first half of 2016, an increase of £9.6 million, or 12.2%, reflecting foreign exchange and higher levels of average net debt, partly offset by lower funding costs and more efficient management of cash pooling. The weighted average debt maturity is now 10 years, with a weighted average interest rate of 3.0% at 30 June 2017 versus 3.4% at 30 June 2016.

The tax rate on profit before tax decreased by 15.0% to 18.7% (2016: 33.7%), largely because the revaluation of financial instruments were not taxable, and the reduction in exceptional losses, compared to the prior period, that were not tax deductible.

Earnings and dividend

Profit before tax rose by 83.3% to £779 million from £425 million, or up 52.4% in constant currency. This reflected the significant difference between the net exceptional losses of £0.3 million in the first half of 2017, compared with the net exceptional losses of £121.6 million in the first half of last year. Headline profit before tax was up 15.0% to £793 million from £690 million and up 1.8% in constant currency.

Profits attributable to share owners rose by 142.5% to £596 million from £246 million, again reflecting the impact of exceptional items in 2016. In constant currency, profits attributable to share owners rose by 92.1%.

Diluted earnings per share rose by 146.6% to 46.6p from 18.9p and by 95.1% in constant currency, as a result of the net exceptional losses in the first half of 2016 compared with the first half of 2017.

The Board considers it appropriate to declare an interim dividend of 22.7p per share, an increase of 16.1%. The record date for the interim dividend is 6 October 2017, payable on 6 November 2017.

Cyber-attack

On 27 June, the Group, together with several other multi-national companies who also had operating companies active in Ukraine using a piece of tax filing software, experienced a network cyber-attack, which led to a significant disruption of some of the Group’s operating companies, particularly at GroupM and the Y&R Group. However, despite the disruption, the majority of the Group’s systems were restored and operating normally within one week or so of the attack with the help of its IT partners led by IBM, with some remaining issues in a few locations, which are being worked through. Although there was some delay to certain financial processes, the Group did not experience any significant loss in revenue from clients or of data and believes that the cyber-attack cannot be blamed for the weaker performance in June and July. Whilst it is virtually impossible to prevent 100% of attacks of this nature, further measures are being taken to assess and strengthen our controls and recovery procedures.

Regional review

The pattern of revenue and net sales growth differed regionally. The following tables give details of revenue and net sales, revenue and net sales growth, as well as the proportion of Group revenues and net sales by region for the second quarter and first half of 2017. Headline PBIT and net sales margin by region are provided in note 6 of Exhibit 2.

Revenue analysis

	Three months ended 30 June 2017	Reported revenue change three months ended 30 June 2017	Constant currency revenue change three months ended 30 June 2017	Like-for-like revenue change three months ended 30 June 2017	As a % of total Group revenue three months ended 30 June 2017	Three months ended 30 June 2016	As a % of total Group revenue three months ended 30 June 2016
	£m					£m
N. America	1,391	11.3%	-0.5%	-3.0%	36.6%	1,250	36.1%
United Kingdom	506	6.4%	6.4%	5.8%	13.3%	475	13.7%
W. Cont. Europe	767	5.6%	-2.5%	-3.2%	20.1%	726	21.0%
AP, LA, AME, CEE[1]	1,143	13.3%	0.8%	0.8%	30.0%	1,009	29.2%
Total Group	3,807	10.0%	0.3%	-0.8%	100.0%	3,460	100.0%

Note

[1]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

	Six months ended 30 June 2017	Reported revenue change six months ended 30 June 2017	Constant currency revenue change six months ended 30 June 2017	Like-for-like revenue change six months ended 30 June 2017	As a % of total Group revenue six months ended 30 June 2017	Six months ended 30 June 2016	As a % of total Group revenue six months ended 30 June 2016
	£m					£m
N. America	2,767	13.4%	-0.4%	-3.0%	37.4%	2,440	37.3%
United Kingdom	979	5.6%	5.6%	4.5%	13.2%	927	14.2%
W. Cont. Europe	1,494	11.3%	1.8%	0.7%	20.2%	1,342	20.5%
AP, LA, AME, CEE	2,164	18.5%	3.2%	0.3%	29.2%	1,827	28.0%
Total Group	7,404	13.3%	1.9%	-0.3%	100.0%	6,536	100.0%

Net sales analysis

	Three months ended 30 June 2017	Reported net sales change three months ended 30 June 2017	Constant currency net sales change three months ended 30 June 2017	Like-for-like net sales change three months ended 30 June 2017	As a % of total Group net sales three months ended 30 June 2017	Three months ended 30 June 2016	As a % of total Group net sales three months ended 30 June 2016
	£m					£m
N. America	1,206	11.2%	-0.6%	-3.3%	36.9%	1,084	36.4%
United Kingdom	417	4.4%	4.4%	4.0%	12.8%	400	13.4%
W. Cont. Europe	633	4.8%	-3.4%	-4.2%	19.4%	604	20.3%
AP, LA, AME, CEE[1]	1,006	13.0%	0.6%	-0.4%	30.9%	890	29.9%
Total Group	3,262	9.5%	-0.2%	-1.7%	100.0%	2,978	100.0%
Note [1] Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

	Six months ended 30 June 2017	Reported net sales change six months ended 30 June 2017	Constant currency net sales change six months ended 30 June 2017	Like-for-like net sales change six months ended 30 June 2017	As a % of total Group net sales six months ended 30 June 2017	Six months ended 30 June 2016	As a % of total Group net sales six months ended 30 June 2016
	£m					£m
N. America	2,410	14.6%	0.7%	-2.2%	37.9%	2,103	37.6%
United Kingdom	813	5.0%	5.0%	3.8%	12.8%	775	13.8%
W. Cont. Europe	1,230	10.6%	1.0%	-0.3%	19.3%	1,112	19.9%
AP, LA, AME, CEE	1,909	19.0%	3.7%	-0.3%	30.0%	1,604	28.7%
Total Group	6,362	13.7%	2.2%	-0.5%	100.0%	5,594	100.0%

North America like-for-like revenue decreased 3.0% in the second quarter, with like-for-like net sales down 3.3%, slightly worse than the first quarter, as parts of the Group’s advertising and media investment management, data investment management and healthcare businesses continued to come under pressure, together with a reduction in the pace of growth in the Group’s public relations and public affairs and digital, eCommerce and shopper marketing businesses. As a result, like-for-like revenue growth rates in the first half were the same as the first quarter at -3.0%, with like-for-like net sales -2.2%, compared with -1.1% in the first quarter.

United Kingdom like-for-like revenue, was up 5.8% in the second quarter, the strongest performing region, and a significant improvement on the first quarter growth of 3.2%, as the Group’s advertising and media investment management, branding & identity and digital, eCommerce and shopper marketing businesses improved over the first quarter.

Western Continental Europe, which remains uneven from a macro-economic point of view, slowed in the second quarter, following the strong growth in the first quarter, with like-for-like revenue down 3.2%, compared with growth of 5.3% in the first quarter. Austria, Finland, France, Germany, Italy, the Netherlands and Sweden all slowed in the second quarter, compared with the first quarter. Greece and Turkey were the only bright spots. Net sales showed a similar pattern to revenue, down 4.2% like-for-like, compared with growth of 4.3% in the first quarter.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe revenue growth showed some improvement over the first quarter, with like-for-like growth of 0.8%, compared with -0.1% in the first quarter. However, like-for-like net sales declined 0.4%, slightly worse than the -0.1% in the first quarter. Revenue growth in Asia Pacific and Latin America showed an improving trend, with Africa & the Middle East and Central & Eastern Europe slower. Net sales growth showed a similar trend to revenue, although Asia Pacific was weaker. In South East Asia, India, the Group’s second largest market in the region, remains a shining beacon, with like-for-like net sales growth of 4.0% in the second quarter. Indonesia, Pakistan, the Philippines, Thailand and Vietnam all grew net sales well above the average, but Greater China remains sluggish as it was in the first quarter. Net sales growth in the BRICs (Brazil, Russia, India, China) slowed in the second quarter, as Brazil and Russia were more difficult.

In Central & Eastern Europe, like-for-like net sales in the second quarter were affected by the slowdown in Russia, with the Czech Republic and Poland also performing less well. The bright spots were Hungary, Romania and Ukraine.

Primarily reflecting the usually lower first-half seasonal pattern, the continued higher growth rates in some mature markets, and generally weaker foreign exchange rates in so called faster growth markets, only 30.0% of the Group’s net sales came from Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, against the Group’s revised and strengthened strategic objective of 40-45% over the next three to four years. However, this was up over one percentage point compared with last year, reflecting in part the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia. The re-named WPP AUNZ became a listed subsidiary of the Group on 8 April 2016.

Business sector review

The pattern of revenue and net sales growth also varied by communications services sector and operating brand. The following tables give details of revenue and net sales, revenue and net sales growth, as well as the proportion of Group revenue and net sales by communications services sector for the second quarter and first half of 2017. Headline PBIT and net sales margin by communications services sector are provided in note 6 of Exhibit 2.

Revenue analysis

	Three months ended 30 June 2017	Reported revenue change three months ended 30 June 2017	Constant currency revenue change three months ended 30 June 2017	Like-for-like revenue change three months ended 30 June 2017	As a % of total Group revenue three months ended 30 June 2017	Three months ended 30 June 2016	As a % of total Group revenue three months ended 30 June 2016
	£m					£m
AMIM[1]	1,816	15.2%	5.2%	-0.2%	47.7%	1,576	45.6%
Data Inv. Mgt.[2]	669	2.7%	-6.2%	-4.6%	17.6%	652	18.8%
PR & PA3	293	12.6%	2.1%	0.6%	7.7%	260	7.5%
BI, HC & SC4	1,029	5.8%	-3.7%	0.1%	27.0%	972	28.1%
Total Group	3,807	10.0%	0.3%	-0.8%	100.0%	3,460	100.0%

Notes

[1]	Advertising, Media Investment Management
[2]	Data Investment Management
[3]	Public Relations & Public Affairs
[4]	Branding & Identity, Healthcare and Specialist Communications

	Six months ended 30 June 2017	Reported revenue change six months ended 30 June 2017	Constant currency revenue change six months ended 30 June 2017	Like-for-like revenue change six months ended 30 June 2017	As a % of total Group revenue six months ended 30 June 2017	Six months ended 30 June 2016	As a % of total Group revenue six months ended 30 June 2016
	£m					£m
AMIM	3,489	17.7%	6.1%	0.0%	47.1%	2,963	45.4%
Data Inv. Mgt.	1,308	5.1%	-5.3%	-4.1%	17.7%	1,244	19.0%
PR & PA	584	16.9%	4.4%	2.4%	7.9%	499	7.6%
BI, HC & SC	2,023	10.6%	-0.8%	0.8%	27.3%	1,830	28.0%
Total Group	7,404	13.3%	1.9%	-0.3%	100.0%	6,536	100.0%

Net sales analysis

	Three months ended 30 June 2017	Reported net sales change three months ended 30 June 2017	Constant currency net sales change three months ended 30 June 2017	Like-for-like net sales change three months ended 30 June 2017	As a % of total Group net sales three months ended 30 June 2017	Three months ended 30 June 2016	As a % of total Group net sales three months ended 30 June 2016
	£m					£m
AMIM[1]	1,466	12.6%	2.8%	-2.9%	44.9%	1,301	43.7%
Data Inv. Mgt.[2]	513	4.9%	-4.3%	-2.8%	15.7%	489	16.4%
PR & PA3	286	11.4%	1.1%	-0.1%	8.8%	256	8.6%
BI, HC & SC4	997	7.0%	-2.6%	0.1%	30.6%	932	31.3%
Total Group	3,262	9.5%	-0.2%	-1.7%	100.0%	2,978	100.0%

Notes

[1]	Advertising, Media Investment Management
[2]	Data Investment Management
[3]	Public Relations & Public Affairs
[4]	Branding & Identity, Healthcare and Specialist Communications

	Six months ended 30 June 2017	Reported net sales change six months ended 30 June 2017	Constant currency net sales change six months ended 30 June 2017	Like-for-like net sales change six months ended 30 June 2017	As a % of total Group net sales six months ended 30 June 2017	Six months ended 30 June 2016	As a % of total Group net sales six months ended 30 June 2016
	£m					£m
AMIM	2,830	16.8%	5.1%	-1.7%	44.5%	2,423	43.3%
Data Inv. Mgt.	997	8.1%	-2.9%	-1.9%	15.7%	922	16.5%
PR & PA	568	15.8%	3.4%	1.8%	8.9%	490	8.8%
BI, HC & SC	1,967	11.8%	0.4%	1.1%	30.9%	1,759	31.4%
Total Group	6,362	13.7%	2.2%	-0.5%	100.0%	5,594	100.0%

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenue grew 5.2% in the second quarter, with like-for-like growth -0.2%, slightly down compared with the first quarter and continuing to reflect weaker trading conditions in the Group’s media investment management businesses in North America and the Middle East, together with slower growth in Western Continental Europe and the particularly strong comparative in the second quarter of last year of 5.4%. On the same basis net sales grew 2.8% and -2.9% respectively, with a reduction in the growth rate in the Group’s advertising businesses in most major markets, especially North America, Western Continental Europe and Asia Pacific, although the United Kingdom showed some improvement.

The Group gained a total of $4.246 billion in net new business wins (including all losses and excluding retentions) in the first half, a significant increase compared to $2.992 billion in the same period last year and which reflects improved net new business momentum and restored leadership in net new business league tables. Of this, J. Walter Thompson Company, Ogilvy & Mather Worldwide, Y&R and Grey generated net new business billings of $1.001 billion. Also, out of the Group total, GroupM, the Group’s media investment management company (which includes Mindshare, MEC/Maxus(Newco), MediaCom, GroupM Search, Xaxis and Essence), together with tenthavenue, generated net new business billings of $2.101 billion.

On a reportable basis, net sales margins were flat at 15.3%.

Data Investment Management

On a like-for-like basis, data investment management revenue fell 4.6% in the second quarter, compared with -3.4% in the first quarter, with Western Continental Europe, Asia Pacific and Africa & the Middle East slower than the first quarter. North America, the United Kingdom and Latin America improved over the first quarter. Like-for-like net sales were down 2.8% in the second quarter compared with -0.8% in the first quarter, with all regions, except Latin America slowing. Net sales margins fell 0.5 margin points, to 13.0%, reflecting the difficult trading conditions in the first half and the strong improvement of 1.8 margin points in the comparative period last year, partly offset by the benefits of the restructuring actions taken in 2016.

Public Relations and Public Affairs

Public relations and public affairs like-for-like revenue increased 0.6% in the second quarter, compared with 4.4% in the first quarter, which was the strongest performing sector. Like-for-like net sales showed a similar pattern, down 0.1% in the second quarter, compared with growth of 3.9% in the first quarter, with North America, Western Continental Europe and Asia Pacific slower, but the United Kingdom continued the strong growth seen in the first quarter with growth over 7%, with the Middle East also improving. Cohn & Wolfe and parts of the specialist public relations and public affairs businesses in the United States and Germany performed particularly well. Net sales margins fell slightly, down 0.1 margin points, although Ogilvy Public Relations, Cohn & Wolfe, and the specialist public relations companies, Glover Park and Ogilvy Government Relations, showed improved margins in the first half.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding & identity, healthcare and specialist communications businesses (including digital, eCommerce and shopper marketing) like-for-like net sales grew 0.1% in the second quarter, compared with 2.2% in the first quarter. The Group’s healthcare businesses in the United States and digital, eCommerce and shopper marketing businesses in North America and Western Continental Europe performed less well, but the United Kingdom and Asia Pacific improved. Net sales margins for this sector as a whole, were up 0.6 margin points, to 12.3%, with healthcare and specialist communications margins up strongly. Like-for-like, digital revenue now accounts for over 41% of Group revenue, up over 1 percentage point from the previous first half, and grew by 2.2% in the first half with net sales up 2.0%.

Cash Flow and Balance Sheet

The Group’s unaudited cash flow statement, balance sheet and notes as at 30 June 2017 are provided in Exhibit 2.

In the first half of 2017, operating profit was £724 million, non-cash exceptional gains £6 million, depreciation, amortisation and impairment £232 million, non-cash share-based incentive charges £51 million, net interest paid £61 million, tax paid £254 million, capital expenditure £120 million and other net cash outflows £15 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share repurchases and dividends was, therefore, £551 million.

This free cash flow was absorbed by £241 million in net cash acquisition payments and investments (of which £62 million was for earnout payments with the balance of £179 million for investments and new acquisitions payments) and £290 million in share repurchases, a total outflow of £531 million. This resulted in a net cash inflow of £20 million, before any changes in working capital and also reflects our strategic objectives of investing approximately £300-£400 million annually in acquisitions and investments and executing share buy-backs of 2-3% of the issued share capital.

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 23 transactions in the first six months; 9 acquisitions and investments were in new markets and 18 in quantitative and digital. Of these, 1 was driven by individual client or agency needs and 5 were in both new markets and quantitative and digital.

Specifically, in the first half of 2017, acquisitions and increased equity stakes have been completed in advertising and media investment management in the United States, Croatia, Russia, China and India; data investment management in the United Kingdom and Ireland; in digital, eCommerce & shopper marketing in the United States, the United Kingdom, Ireland, Spain and China.

A further 8 acquisitions and investments were made in July and August, with one in advertising and media investment management in Germany; one in branding & identity in Italy; and six in digital eCommerce & shopper marketing in the United States, France, the United Arab Emirates, China and Brazil.

Net debt at 30 June 2017 was £4.670 billion, compared to £4.249 billion on 30 June 2016, an increase of £421 million. Average net debt in the first six months of 2017 was £4.811 billion, compared to £4.390 billion in 2016, at 2017 exchange rates. This represents an increase of £421 million. The increased period end and average net debt figures, reflect the significant net acquisition spend, share buy-backs and dividends in the twelve months to 30 June 2017, a weakened pound sterling and the impact of the net debt acquired on the merger with STW in Australia.

The Board continues to examine the allocation of its headline EBITDA of over £2.5 billion or over $3.2 billion, for the preceding twelve months and substantial free cash flow of almost £1.7 billion, or over $2.1 billion per annum, also for the previous twelve months, to enhance share owner value. Headline EBITDA for the preceding twelve months is computed using the headline EBITDA metrics included on pages 12-13 (£2,419.7 million less £889.2 million plus £1,015.9 million) and free cash flow for the previous twelve months is computed using the free cash flow metrics included on page 14 (£1,585.3 million less £459.4 million plus £551.3 million). The Group’s current market capitalisation of £20.3 billion ($26.0 billion) implies a headline EBITDA multiple of 8.0 times, on the basis of the trailing 12 months headline EBITDA to 30 June 2017. Including net debt at 30 June of £4.670 billion, the Group’s enterprise value to headline EBITDA multiple is 9.8 times. The average net debt to headline EBITDA ratio is under 1.9x, within the Group’s target range of 1.5-2.0x.

During the first six months of 2017, 16.5 million shares, or 1.3% of the issued share capital, were purchased at a cost of £290 million and an average price of £17.57 per share.

Associates, Investments, People, Countries, Clients, Horizontality

Including 100% of associates and investments, the Group has annual revenue of over $26 billion and over 200,000 full-time people in over 3,000 offices in 114 countries. The Group, therefore, has access to an unparalleled breadth and depth of marketing communications resources. It services 354 of the Fortune Global 500 companies, 29 of the Dow Jones 30, 71 of the NASDAQ 100 and 813 national or multi-national clients in three or more disciplines. 545 clients are served in four disciplines and these clients account for over 52% of Group revenue. This reflects the increasing opportunities for coordination between activities, both nationally and internationally. The Group also works with 426 clients in 6 or more countries. The Group estimates that well over a third of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies. Horizontality, or making sure our people in different disciplines work together for the benefit of clients, is clearly becoming an increasingly important part of client strategies, particularly as they continue to invest in brand in slower-growth markets and both capacity and brand in faster-growth markets.

Trend Information

The discussion below includes forward-looking statements regarding plans, objectives, projections and anticipated future performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements” elsewhere in this report on Form 6-K.

In July, like-for-like revenue and net sales were down 4.1% and 2.6% respectively. All regions, except the United Kingdom, Latin America and Central & Eastern Europe showed lower revenue than the prior year and all sectors were down, with advertising & media investment management and data investment management the most affected. Cumulative like-for-like revenue and net sales growth for the first seven months of 2017 is now -0.9% and -0.8% respectively. The Group’s quarter 2 revised forecast, having been reviewed at the parent company level in the first half of August, indicates full year like-for-like revenue and net sales growth of between zero to 1.0%, lower than previous forecasts of 2%, with a stronger second half, partly reflecting easier comparatives in the second half of 2016.

NON-GAAP INFORMATION

As introduced on page 1, the following metrics are the Group’s Non-GAAP measures.

Constant currency

The Company’s reporting currency is the UK pound sterling. However, the Company’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralize foreign exchange impact and to better illustrate the underlying change in revenue and profit from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2017 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Pro-forma (‘like-for-like’)

Management believes that discussing like-for-like provides a better understanding of the Company’s performance and trends because it allows for more meaningful comparisons of current period to that of prior periods.

Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include or exclude the results of acquisitions and disposals for the commensurate period in the prior year. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.

The following table reconciles reported revenue and net sales growth for the three month and six month periods ended 30 June 2017 and 2016, to like-for-like revenue and net sales growth for the same periods.

	Three months ended 30 June		Six months ended 30 June		Three months ended 30 June		Six months ended 30 June
	Revenue		Revenue		Net Sales		Net Sales
	£m		£m		£m		£m
2016 Reported	3,460		6,536		2,978		5,594
Impact of exchange rate changes	336	9.7%	745	11.4%	289	9.7%	644	11.5%
Changes in scope of consolidation	38	1.1%	143	2.2%	45	1.5%	151	2.7%
Like-for-like growth	(27)	-0.8%	(20)	-0.3%	(50)	-1.7%	(27)	-0.5%
2017 Reported	3,807	10.0%	7,404	13.3%	3,262	9.5%	6,362	13.7%

Headline PBIT

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Headline PBIT is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before interest and taxation to headline PBIT is provided in note 19 of the unaudited condensed consolidated interim financial statements of the Company, which appear in Exhibit 2.

Net sales margin

Given the significance of data investment management revenues to the Group, with none of the direct competitors present in that sector, net sales and net sales margin are more meaningful measures of comparative, competitive revenue growth and margin performance. This is because data investment management revenues include pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection becomes more efficient. In addition, the Group’s media investment management sub-sector is increasingly buying digital media for its own account and, as a result, the subsequent billings to clients have to be accounted for as revenue, as well as billings.

Net sales margin is calculated as headline PBIT (defined above) as a percentage of net sales.

Headline PBT

Headline PBT is one of the metrics that management uses to assess the performance of the business.

Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
	£m	£m	£m
Profit before taxation	779.2	425.1	1,890.5
Amortisation and impairment of acquired intangible assets	97.8	77.6	168.4
Goodwill impairment	—	—	27.0
Gains on disposal of investments and subsidiaries	(5.9)	(19.5)	(44.3)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.2	38.9	(232.4)
Investment write-downs	—	83.3	86.1
Restructuring costs	19.2	10.5	27.4
Share of exceptional (gains)/losses of associates	(13.2)	8.4	15.2
Revaluation of financial instruments	(83.9)	65.4	48.3
Headline PBT	793.4	689.7	1,986.2

Headline EBITDA

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business.

Headline EBITDA is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, depreciation of property, plant and equipment, amortisation of other intangible assets, Group restructuring costs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before interest and taxation for the period to headline EBITDA is shown below.

	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
	£m	£m	£m
Profit before interest and taxation	783.9	569.5	2,112.9
Amortisation and impairment of acquired intangible assets	97.8	77.6	168.4
Depreciation of property, plant and equipment	115.6	102.6	220.8
Amortisation of other intangible assets	18.3	17.9	38.6
Goodwill impairment	—	—	27.0
Gains on disposal of investments and subsidiaries	(5.9)	(19.5)	(44.3)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.2	38.9	(232.4)
Investment write-downs	—	83.3	86.1
Restructuring costs	19.2	10.5	27.4
Share of exceptional (gains)/losses of associates	(13.2)	8.4	15.2
Headline EBITDA	1,015.9	889.2	2,419.7

Headline operating costs

Headline operating costs is one of the metrics that management uses to assess the performance of the business.

Headline operating costs is calculated as operating costs excluding goodwill impairment, amortisation and impairment of acquired intangible assets, gains/losses on disposal of investments and subsidiaries, investment write-downs, losses/gains on remeasurement of equity interests arising from a change in scope of ownership and Group restructuring costs.

	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
	£m	£m	£m
Operating costs	5,637.5	5,040.2	10,334.7
Amortisation and impairment of acquired intangible assets	(97.8)	(77.6)	(168.4)
Goodwill impairment	—	—	(27.0)
Gains on disposal of investments and subsidiaries	5.9	19.5	44.3
(Losses)/gains on remeasurement of equity interests arising from a change in scope of ownership	(0.2)	(38.9)	232.4
Investment write-downs	—	(83.3)	(86.1)
Restructuring costs	(19.2)	(10.5)	(27.4)
Headline operating costs	5,526.2	4,849.4	10,302.5

Billings

Billings is one of the metrics that management uses to assess the performance of the business.

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned.

Estimated net new billings

Estimated net new billings is one of the metrics that management uses to assess the performance of the business.

Estimated net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Free cash flow

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Company’s funds available for acquisition related payments, dividends to shareowners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). Net working capital movements are excluded from this measure since these are principally associated with our media buying activities on behalf of clients and are not necessarily within the control of the Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

Free cash flow is calculated as net cash flow from operating activities plus proceeds from the issue of shares, proceeds from the disposal of property, plant and equipment, movements in working capital and provisions, less purchases of property, plant and equipment, purchases of other intangible assets and dividends paid to non-controlling interests in subsidiary undertakings.

A tabular reconciliation of net cash inflow from operating activities to free cash flow is shown below:

	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
	£m	£m	£m
Net cash inflow from operating activities	85.6	66.2	1,773.8
Share option proceeds	4.1	5.3	27.2
Proceeds on disposal of property, plant and equipment	4.0	9.7	7.7
Movements in trade working capital	257.8	151.4	(118.3)
Movements in other receivables, payables and provisions	365.7	404.4	269.6
Purchases of property, plant and equipment	(100.0)	(126.7)	(252.1)
Purchase of other intangible assets (including capitalised computer software)	(19.6)	(15.9)	(33.0)
Dividends paid to non-controlling interests in subsidiary undertakings	(46.3)	(35.0)	(89.6)
Free cash flow	551.3	459.4	1,585.3

Net debt and average net debt

Management believes that net debt and average net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others-though our cash resources could be used to repay the debt concerned.

Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet. Average net debt is calculated as the average daily net borrowings of the Group, derived from the Group’s automated banking system.

The following table is an analysis of net debt:

	30 June 2017	30 June 2016	31 December 2016
	£m	£m	£m
Cash and short-term deposits	2,856.0	2,147.4	2,436.9
Bank overdrafts and loans due within one year	(933.0)	(1,057.2)	(1,002.5)
Bonds and bank loans due after one year	(6,592.5)	(5,339.1)	(5,564.9)
Net debt	(4,669.5)	(4,248.9)	(4,130.5)